# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: FINANCE OF AMERICA COMPANIES INC., CIK 0001828937
CUSIP: 31738L206
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 5830 GRANITE PARKWAY, SUITE 400, PLANO, Texas (TX), 75024
Date of event which requires filing of this statement: 11/13/2025
Filed by CIK 0001484870
Persons authorized to receive notices and communications: John G. Finley, 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000; Lauren M. Colasacco, P.C., 601 Lexington Avenue, New York, New York (NY), 10022, (212) 390-4583; Joshua N. Korff, P.C., 601 Lexington Avenue, New York, New York (NY), 10022, (212) 446-4943

## Reporting persons
- BTO Urban Holdings L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (43.9% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the Securities and Exchange Commission ("SEC") on November 13, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund - NQ L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (43.9% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund II - NQ L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (43.9% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund - A (RA) - NQ L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (43.9% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund - I - NQ L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (43.9% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund - S - NQ L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (43.9% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund - C - NQ L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (43.9% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund - L - NQ L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (43.9% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund - O - NQ L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (43.9% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund - N - NQ L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (43.9% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund - U - NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (43.9% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund II - C - NQ L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (43.9% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Tactical Opportunities Fund - T - NQ L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (43.9% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- BTAS NQ Holdings L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (43.9% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Family Tactical Opportunities Investment Partnership SMD L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (43.9% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- BTAS Associates - NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (43.9% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Family GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 5,581,632; shared voting power 0; sole dispositive power 5,581,632; shared dispositive power 0; aggregate amount beneficially owned 5,581,632 (43.9% of the class)
  Comment: The reported securities represent 5,581,632 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- BTO Urban Holdings II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 2,416,252; shared voting power 0; sole dispositive power 2,416,252; shared dispositive power 0; aggregate amount beneficially owned 2,416,252 (30.6% of the class)
  Comment: The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025.
- Blackstone Tactical Opportunities Associates - NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 7,997,884; shared voting power 0; sole dispositive power 7,997,884; shared dispositive power 0; aggregate amount beneficially owned 7,997,884 (63% of the class)
  Comment: The reported securities represent 7,997,884 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- BTOA - NQ L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 7,997,884; shared voting power 0; sole dispositive power 7,997,884; shared dispositive power 0; aggregate amount beneficially owned 7,997,884 (63% of the class)
  Comment: The reported securities represent 7,997,884 shares of Class A Common Stock, of which 4,809,922 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 4,809,922 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Family Tactical Opportunities Investment Partnership - NQ - ESC L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 31,933; shared voting power 0; sole dispositive power 31,933; shared dispositive power 0; aggregate amount beneficially owned 31,933 (0.4% of the class)
  Comment: The reported securities represent 31,933 shares of Class A Common Stock, of which 27,611 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 27,611 shares of Class A Common Stock receivable upon conversion of FoA Units.
- BTO-NQ Side-by-Side GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 31,933; shared voting power 0; sole dispositive power 31,933; shared dispositive power 0; aggregate amount beneficially owned 31,933 (0.4% of the class)
  Comment: The reported securities represent 31,933 shares of Class A Common Stock, of which 27,611 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 27,611 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Holdings II L.P. (CIK 0001484870): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 8,029,817; shared voting power 0; sole dispositive power 8,029,817; shared dispositive power 0; aggregate amount beneficially owned 8,029,817 (63.1% of the class)
  Comment: The reported securities represent 8,029,817 shares of Class A Common Stock, of which 4,837,533 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 4,837,533 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Holdings I/II GP L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 8,029,817; shared voting power 0; sole dispositive power 8,029,817; shared dispositive power 0; aggregate amount beneficially owned 8,029,817 (63.1% of the class)
  Comment: The reported securities represent 8,029,817 shares of Class A Common Stock, of which 4,837,533 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 4,837,533 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 8,029,817; shared voting power 0; sole dispositive power 8,029,817; shared dispositive power 0; aggregate amount beneficially owned 8,029,817 (63.1% of the class)
  Comment: The reported securities represent 8,029,817 shares of Class A Common Stock, of which 4,837,533 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 4,837,533 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 8,029,817; shared voting power 0; sole dispositive power 8,029,817; shared dispositive power 0; aggregate amount beneficially owned 8,029,817 (63.1% of the class)
  Comment: The reported securities represent 8,029,817 shares of Class A Common Stock, of which 4,837,533 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 4,837,533 shares of Class A Common Stock receivable upon conversion of FoA Units.
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 8,029,817; shared voting power 0; sole dispositive power 8,029,817; shared dispositive power 0; aggregate amount beneficially owned 8,029,817 (63.1% of the class)
  Comment: The reported securities represent 8,029,817 shares of Class A Common Stock, of which 4,837,533 would be received upon conversion of FoA Units.
  
  The reported percentage is calculated based upon 7,891,348 shares of Class A Common Stock outstanding as of November 7, 2025, as reported on the Issuer's 10-Q filed with the SEC on November 13, 2025, as increased by 4,837,533 shares of Class A Common Stock receivable upon conversion of FoA Units.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: FINANCE OF AMERICA COMPANIES INC.
Address of issuer's principal executive offices: 5830 GRANITE PARKWAY, SUITE 400, PLANO, Texas (TX), 75024
Comment: This Amendment No. 9 ("Amendment No. 9") to Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Finance of America Companies Inc., a Delaware corporation (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed on August 26, 2021, as amended by the Amendment No. 1 to the Schedule 13D filed on October 1, 2021, as amended by Amendment No. 2 to the Schedule 13D filed on April 5, 2022, as amended by Amendment No. 3 to the Schedule 13D filed on August 10, 2022, as amended by Amendment No. 4 to the Schedule 13D, filed on December 7, 2022, as amended by Amendment No. 5 to the Schedule 13D, filed on April 4, 2023 as amended by Amendment No. 6 to the Schedule 13D, filed on April 3, 2024, as amended by Amendment No. 7 to the Schedule 13D, filed on July 26, 2024, and as amended by Amendment No. 8 to the Schedule 13D, filed on August 5, 2025 (as so amended, the "Schedule 13D"). Except as specifically amended by this Amendment No. 9, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 9 shall have the same meanings ascribed to them in the Schedule 13D as amended from time to time.

## Item 2. Identity and Background
Name of person filing: The Schedule I referenced in Item 2 of the Schedule 13D is hereby amended and restated in its entirety and attached hereto as Exhibit N.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4(a) of the Schedule 13D is hereby amended and restated to incorporate the following at the end thereof:

On November 13, 2025, that certain repurchase agreement dated as of August 4, 2025, by and among the Issuer, FOA Equity and the Blackstone Repurchase Investors (the "Repurchase Agreement") was amended and restated by the parties thereto (the "Amended and Restated Repurchase Agreement"). Pursuant to the Amended and Restated Repurchase Agreement, the consummation of the Repurchase is expected to occur across two closings, referred to as the "First Closing" and the "Second Closing" (each, a "Closing"). At the First Closing, the Issuer will repurchase at least 50% of the Sold Equity (the "First Closing Sold Equity") on the earlier of (i) December 4, 2025 (the "Initial Outside Date") and (ii) the third business day following the satisfaction or waiver of conditions precedent set forth in the Amended and Restated Repurchase Agreement. At the Second Closing, the Issuer will repurchase the remaining Sold Equity not repurchased at the First Closing (the "Second Closing Sold Equity") no later than February 27, 2026. Each share of Class A Common Stock and each Class A LLC Unit will be purchased for $10.00 per share or Class A LLC Unit, and the shares of Class B Common Stock and Earnout Rights will be purchased for no consideration, as was contemplated in the Repurchase Agreement. However, such price for the Class A Common Stock and the Class A LLC Units will, for the Second Closing Sold Equity (and if the First Closing has not occurred on or prior to the Initial Outside Date, for all Sold Equity) increase by a fixed per annum rate equal to 15.00% accruing monthly. Further, if the First Closing does not occur on or prior to the Initial Outside Date, the purchase price will automatically increase by a premium of $10,037,271.20, which amount will be immediately due and payable upon the First Closing (or at the first time any Sold Equity is repurchased under the Amended and Restated Repurchase Agreement). Each Closing is subject to customary conditions and the First Closing is subject to the receipt of a customary opinion. The Closings are no longer subject to the condition set forth in the Repurchase Agreement that, without the Issuer's prior written consent, the Repurchase may not occur prior to the date that is 105 days after the entry into the Repurchase Agreement.

Like the Repurchase Agreement, the Amended and Restated Repurchase Agreement includes certain interim operating covenants during the pendency of the Amended and Restated Repurchase Agreement. The Amended and Restated Repurchase Agreement also contains certain termination rights for the Issuer and the Blackstone Repurchase Investors, including the right of the Blackstone Repurchase Investors to terminate the Amended and Restated Repurchase Agreement if the First Closing has not occurred on or prior to the Initial Outside Date or if the Second Closing has not occurred on or prior to February 27, 2026. In addition, if the First Closing has not occurred on or prior to the Initial Outside Date or if the Second Closing has not occurred on or prior to February 27, 2026, the Blackstone Repurchase Investors will have the right to transfer its Sold Equity to unaffiliated third parties, and any Sold Equity so transferred will reduce the amount repurchased by the Issuer under the Amended and Restated Repurchase Agreement.

The foregoing is a summary of the material terms of, and is qualified by, the Amended and Restated Repurchase Agreement, which is attached hereto as Exhibit L and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (11) and (13) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5.

In addition to the reported securities, BTO Urban Holdings L.L.C. holds 594,246 Earnout Rights, Blackstone Family Tactical Opportunities Investment Partnership - NQ - ESC L.P. holds 3,410 Earnout Rights, BTO Urban Holdings II L.P. holds 223,804 Earnout Rights and Blackstone Tactical Opportunities Associates - NQ L.L.C. holds 36,300 Earnout Rights.

BTO Urban Holdings L.L.C. is owned by the Blackstone Tactical Opportunities Funds, BTAS NQ Holdings L.L.C. and Blackstone Family Tactical Opportunities Investment Partnership SMD L.P.

Blackstone Tactical Opportunities Associates - NQ L.L.C. is the general partner of each of the Blackstone Tactical Opportunities Funds and BTO Urban Holdings II L.P. The sole member of Blackstone Tactical Opportunities Associates - NQ L.L.C. is BTOA - NQ L.L.C. The managing member of BTOA - NQ L.L.C. is Blackstone Holdings II L.P. The managing member of BTAS NQ Holdings L.L.C. is BTAS Associates - NQ L.L.C. The managing member of BTAS Associates - NQ L.L.C. is Blackstone Holdings II L.P.

The general partner of Blackstone Family Tactical Opportunities Investment Partnership SMD L.P. is Blackstone Family GP L.L.C. Blackstone Family GP L.L.C. is wholly owned by Blackstone's senior managing directors and controlled by its founder, Mr. Schwarzman.

The general partner of Blackstone Family Tactical Opportunities Investment Partnership - NQ - ESC L.P. is BTO-NQ Side-by-Side GP L.L.C. The sole member of BTO-NQ Side-by-Side GP L.L.C. is Blackstone Holdings II L.P.

The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP L.L.C. Blackstone Inc. is the sole member of Blackstone Holdings I/II GP L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

The Reporting Persons and Brian Libman and his affiliates may be deemed to be members of a group for purposes of Section 13(d) of the Exchange Act. Mr. Libman and his affiliates file a separate Schedule 13D and amendments thereto to report the Class A Common Stock that they may be deemed to beneficially own. Collectively, the Reporting Persons and Mr. Libman and his affiliates may be deemed to beneficially own in the aggregate, 17,331,176 shares of Class A Common Stock, representing 83.0% of the outstanding Class A Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows (7) through (10) of the cover pages of this Schedule 13D is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows: None of the Reporting Persons, to the best knowledge of the Reporting Persons, has effected any transactions in Class A Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Amendment No. 9 is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended to add the following at the end thereof:

Exhibit L Amended and Restated Repurchase Agreement, dated November 13, 2025, by and among Finance of America Companies Inc., Finance of America Equity Capital LLC, Blackstone Tactical Opportunities Associates - NQ L.L.C., BTO Urban Holdings L.L.C., Blackstone Family Tactical Opportunities Investment Partnership - NQ ESC L.P., and BTO Urban Holdings II L.P. (incorporated by reference to Exhibit 10.1 to the Form 10-Q filed by with the SEC on November 13, 2025).

Exhibit M Signature Page, dated November 17, 2025.

Exhibit N Schedule of the Executive Officers and Directors of Blackstone Inc.

## Signatures
- BTO Urban Holdings L.L.C.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory (11/17/2025)
- Blackstone Tactical Opportunities Fund - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (11/17/2025)
- Blackstone Tactical Opportunities Fund II - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (11/17/2025)
- Blackstone Tactical Opportunities Fund - A (RA) - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (11/17/2025)
- Blackstone Tactical Opportunities Fund - I - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (11/17/2025)
- Blackstone Tactical Opportunities Fund - S - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (11/17/2025)
- Blackstone Tactical Opportunities Fund - C - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (11/17/2025)
- Blackstone Tactical Opportunities Fund - L - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (11/17/2025)
- Blackstone Tactical Opportunities Fund - O - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (11/17/2025)
- Blackstone Tactical Opportunities Fund - N - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (11/17/2025)
- Blackstone Tactical Opportunities Fund - U - NQ L.L.C.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (11/17/2025)
- Blackstone Tactical Opportunities Fund II - C - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (11/17/2025)
- Blackstone Tactical Opportunities Fund - T - NQ L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (11/17/2025)
- BTAS NQ Holdings L.L.C.: /s/ Anna Guerin, Anna Guerin / Authorized Signatory, See Exhibit M (11/17/2025)
- Blackstone Family Tactical Opportunities Investment Partnership SMD L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (11/17/2025)
- BTAS Associates - NQ L.L.C.: /s/ Anna Guerin, Anna Guerin / Authorized Signatory, See Exhibit M (11/17/2025)
- Blackstone Family GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary (11/17/2025)
- BTO Urban Holdings II L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (11/17/2025)
- Blackstone Tactical Opportunities Associates - NQ L.L.C.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (11/17/2025)
- BTOA - NQ L.L.C.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory (11/17/2025)
- Blackstone Family Tactical Opportunities Investment Partnership - NQ - ESC L.P.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory, See Exhibit M (11/17/2025)
- BTO-NQ Side-by-Side GP L.L.C.: /s/ Christopher J. James, Christopher J. James / Authorized Signatory (11/17/2025)
- Blackstone Holdings II L.P.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary, See Exhibit M (11/17/2025)
- Blackstone Holdings I/II GP L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary (11/17/2025)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary (11/17/2025)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy / Managing Director - Assistant Secretary (11/17/2025)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (11/17/2025)